Exhibit 99.3

Click Holdings Limited Reports Strong Growth in the First Half of 2024 Financial Results

Hong Kong, November 22, 2024 (GLOBE NEWSWIRE) -- Click Holdings Limited (“Click Holdings” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a human resources solutions provider based in Hong Kong, announced its unaudited financial results for the six months ended June 30, 2024.

In the first half of 2024, total revenue increased by approximately 14.3%

We achieved steady growth over the past six months and continued to consolidate its market position in the human resources solutions sector. In the first half of 2024, the Company achieved total revenue of approximately $3.2 million.

In the first half of 2024, net income increased by approximately 25.0%

We have realized an improvement in our gross profit margin within our business. During the first half of 2024, the Company reported a net income of approximately $0.5 million, marking a notable increase of approximately 25.0% compared to that of approximately $0.4 million for the same period in 2023.

Updates on principal sectors

Professional solution services: This sector contributed approximately 31.7% of the Company’s total revenue, amounting to approximately $1.0 million. The services provided by us include (i) the secondment of senior executives such as chief financial officers and company secretaries to perform compliance, financial reporting and financial management functions for customers; (ii) the provision of accounting and audit professionals to perform audit work under the instruction of Certified Public Accountant firms; and (iii) the provision of corporate finance experts to assist in drafting of documents including circulars, announcements and others for Hong Kong listed companies and listing documents for private companies planning to go public.

Nursing solution services: This sector generated approximately $0.7 million in revenue, representing approximately 21.3% of the Company’s total revenue. We provide human resources solutions to social service organizations and nursing homes by matching both temporary and permanent vacancies with candidates in our extensive talent pool.

Logistics and other solution services: This sector brought in approximately $1.5 million in revenue, representing approximately 47.0% of the Company’s total revenue. We provide human resources solutions by matching workers such as packaging staff and movers from our talent pool with both temporary and permanent vacancies offered by our customers. The strong growth in revenue from this sector of approximately 72.6% reflected the rapid expansion of this sector during the six months ended June 30, 2024 in particular the additional demand for placement of works from a major customer starting in April 2024.

Outlook

Amid a challenging but promising market environment in Hong Kong, we will continue to focus on enhancing service quality and fulfillment capabilities to meet the ever-changing needs of our customers. Furthermore, we will actively pursue fresh business prospects to extend its market presence. Moving forward, our management holds a positive outlook on the long-term potential of the Company.

About Click Holdings Limited

We are a human resources solutions provider, specializing in offering comprehensive human resources solutions in three principal sectors, namely (i) professional solution services, (ii) nursing solution services, and (iii) logistics and other solution services. We are primarily focused on talent sourcing and the provision of temporary and permanent personnel to customers. Our primary market is in Hong Kong and our diverse clientele includes accounting and professional firms, Hong Kong listed companies, nursing homes, individual patients, logistics companies and warehouses.

For more information on the Company and its filings, which are available for review at www.sec.gov.

Safe Harbor Statement

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited
Unit 709, 7/F., Ocean Centre
5 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Email: admin@clickholdings.com.hk
Phone: +852 2691 8200